Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and

underlying supplement no. 1-I dated November 14, 2011

Term sheet to Product Supplement no. 4-I Registration Statement No. 333-177923 Dated July 16, 2012; Rule 433

Structured Investments	$ Quarterly Review Notes Linked to the S&P 500® Index due August 7, 2013

General

•	The notes are designed for investors who seek early exit prior to maturity at a premium if, on any Review Date, the S&P 500® Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, investors will receive their principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 10%, but will lose some or all of their principal if the Ending Index Level is less than the Initial Index Level by more than 10%. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is November 1, 2012**.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing August 7, 2013**
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about July 20, 2012 and are expected to settle on or about July 25, 2012.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Automatic Call:	If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium and that will be payable on the applicable Call Settlement Date.
Call Level:	100% of the Initial Index Level for each Review Date
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount, calculated as follows:

• at least 2.5125%* ×$1,000 if automatically called on the first Review Date

• at least 5.025%* × $1,000 if automatically called on the second Review Date

• at least 7.5375%* × $1,000 if automatically called on the third Review Date

• at least 10.05%* × $1,000 if automatically called on the final Review Date

*The actual call premiums applicable to the first, second, third and final Review Dates will be determined on the pricing date, and will not be less than 2.5125%, 5.025%, 7.5375% and 10.05%, respectively.

Payment at Maturity:

If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + 10%) × 1.1111]

If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose some or all of your initial investment at maturity

Buffer Amount:	10%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The Index closing level on the final Review Date
Review Dates**:	November 1, 2012 (first Review Date), January 31, 2013 (second Review Date), May 2, 2013 (third Review Date) and August 2, 2013 (final Review Date)
Call Settlement Dates**:	November 6, 2012 (first Call Settlement Date), February 5, 2013 (second Call Settlement Date), May 7, 2013 (third Call Settlement Date) and August 7, 2013 (final Call Settlement Date, which is also the Maturity Date), each of which is the third business day after the applicable Review Date specified above, except that the final Call Settlement Date is the Maturity Date
Maturity Date**:	August 7, 2013
CUSIP:	48125VS68
**	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Quarterly Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.
(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 16, 2012

Recent Developments

On June 21, 2012, Moody’s Investors Services downgraded our long-term senior debt rating to “A2” from “Aa3” as part of its review of 15 banks and securities firms with global capital markets operations.  Moody’s also maintained its “negative” outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to “A+” from “AA-” and placed us on negative rating watch for a possible further downgrade, and Standard & Poor’s Ratings Services changed its outlook on us to “negative” from “stable,” indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes.  See “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2011 and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this term sheet for further discussion.

These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains.  We disclosed that the Chief Investment Office’s synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed.  We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past.  These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; “Risk Factors — Risk Management — JPMorgan Chase’s framework for managing risks may not be effective in mitigating risk and loss to the Firm” in our annual report on Form 10-K for the year ended December 31, 2011; and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this term sheet for further discussion.

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Quarterly Review Notes Linked to the S&P 500® Index

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.” The following table assumes a hypothetical Initial Index Level of 1,400 and a hypothetical Call Level of 1,400 (equal to 100% of the hypothetical Initial Index Level) on each of the Review Dates. The table reflects that the call premiums used to calculate the call premium amount applicable to the first, second, third and final Review Dates are 2.5125%, 5.025%, 7.5375% and 10.05%, respectively, regardless of the appreciation of the Index, which may be significant. The actual call premiums will be determined on the pricing date and will not be less than 2.5125%, 5.025%, 7.5375% and 10.05%, respectively. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made on the applicable Call Settlement Date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Index Closing Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Call Settlement Date	Total Return at Second Call Settlement Date	Total Return at Third Call Settlement Date

					Total Return at Maturity
2,520.0000	80.00%	2.5125%	5.025%	7.5375%	10.05%
2,380.0000	70.00%	2.5125%	5.025%	7.5375%	10.05%
2,240.0000	60.00%	2.5125%	5.025%	7.5375%	10.05%
2,100.0000	50.00%	2.5125%	5.025%	7.5375%	10.05%
1,960.0000	40.00%	2.5125%	5.025%	7.5375%	10.05%
1,820.0000	30.00%	2.5125%	5.025%	7.5375%	10.05%
1,680.0000	20.00%	2.5125%	5.025%	7.5375%	10.05%
1,540.0000	10.00%	2.5125%	5.025%	7.5375%	10.05%
1,400.0000	0.00%	2.5125%	5.025%	7.5375%	10.05%
1,398.6000	-0.10%	N/A	N/A	N/A	0.00%
1,330.0000	-5.00%	N/A	N/A	N/A	0.00%
1,260.0000	-10.00%	N/A	N/A	N/A	0.00%
1,259.8600	-10.01%	N/A	N/A	N/A	-0.01%
1,120.0000	-20.00%	N/A	N/A	N/A	-11.11%
980.0000	-30.00%	N/A	N/A	N/A	-22.22%
840.0000	-40.00%	N/A	N/A	N/A	-33.33%
700.0000	-50.00%	N/A	N/A	N/A	-44.44%
560.0000	-60.00%	N/A	N/A	N/A	-55.56%
420.0000	-70.00%	N/A	N/A	N/A	-66.67%
280.0000	-80.00%	N/A	N/A	N/A	-77.78%
140.0000	-90.00%	N/A	N/A	N/A	-88.89%
0.0000	-100.00%	N/A	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,400 to an Index closing level of 1,540 on the first Review Date. Because the Index closing level on the first Review Date of 1,540 is greater than the corresponding Call Level of 1,400, the notes are automatically called, and the investor receives a single payment of $1,025.125 per $1,000 principal amount note on the first Call Settlement Date.

Example 2: The level of the Index decreases from the Initial Index Level of 1,400 to an Index closing level of 840 on the first Review Date, 980 on the second Review Date, 1,120 on the third Review Date and 1,260 on the final Review Date. Because (a) the Index closing level on each of the Review Dates (840, 980, 1,120 and 1,260) is less than the corresponding Call Level of 1,400 and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the notes are not automatically called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 1,400 to an Index closing level of 1,260 on the first Review Date, 1,120 on the second Review Date, 980 on the third Review Date and 840 on the final Review Date. Because (a) the Index closing level on each of the Review Dates (1,260, 1,120, 980 and 840) is less than the corresponding Call Level of 1,400, and (b) the Ending Index Level is more than 10% below the Initial Index Level, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-40% + 10%) × 1.1111] = $666.67

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —	TS-2
Quarterly Review Notes Linked to the S&P 500® Index

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 2.5125%* × $1,000 if automatically called on the first Review Date, (ii) at least 5.025%* × $1,000 if automatically called on the second Review Date, (iii) at least 7.5375%* × $1,000 if automatically called on the third Review Date or (iv) at least 10.05%* × $1,000 if automatically called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

*The actual call premiums applicable to the first, second, third and final Review Dates will be determined on the pricing date and will not be less than 2.5125%, 5.025%, 7.5375% and 10.05%, respectively.

•	Potential Early Exit With Appreciation As a Result of Automatic Call Feature — While the original term of the notes is just over one year, the notes will be automatically called before maturity if the Index closing level is at or above the relevant Call Level on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this term sheet.
•	LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called, we will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 10%. If the Ending Index Level is less than the Initial Index Level by more than 10%, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
•	RETURN LINKED TO THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. See “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the accompanying underlying supplement 1-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Index and will depend on the extent to which the Index Return is negative. Your investment will be exposed to loss on a leveraged basis if the Ending Index Level is less than the Initial Index Level by more than 10%. For every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.

JPMorgan Structured Investments —	TS-3
Quarterly Review Notes Linked to the S&P 500® Index

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, on June 21, 2012, Moody’s Investors Services downgraded our long-term senior debt rating to “A2” from “Aa3” as part of its review of 15 banks and securities firms with global capital markets operations.  Moody’s also maintained its “negative” outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to “A+” from “AA-” and placed us on negative rating watch for a possible further downgrade, and Standard & Poor’s Ratings Services changed its outlook on us to “negative” from “stable,” indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes.  See “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2011.

These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains.  These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Recent Developments” in this pricing supplement; our quarterly report on Form 10-Q for the quarter ended March 31, 2012; and “Risk Factors — Risk Management — JPMorgan Chase’s framework for managing risks may not be effective in mitigating risk and loss to the Firm” in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that these hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
•	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable to the Review Dates, as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates, you may receive a lower payment if automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Index.
•	REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities underlying the Index;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	TS-4
Quarterly Review Notes Linked to the S&P 500® Index

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing levels from January 5, 2007 through July 13, 2012. The Index closing level on July 13, 2012 was 1,356.78. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. JPMS may use a portion of that commission to allow selling concessions to another affiliated broker dealer. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-5
Quarterly Review Notes Linked to the S&P 500® Index